Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:
CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND
CALAMOS CONVERTIBLE AND HIGH INCOME FUND
CALAMOS STRATEGIC TOTAL RETURN FUND
CALAMOS GLOBAL DYNAMIC INCOME FUND
FILE NO. 812-13552

AMENDMENT NO. 3 AMENDING AND RESTATING THE APPLICATION FOR AN
ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT
OF 1940 FOR EXEMPTION FROM SECTIONS 18(a)(1)(A) AND 18(a)(1)(B) OF THE
INVESTMENT COMPANY ACT OF 1940

Please direct all communications, notices and orders to: James J. Boyne Stathy Darcy Calamos Advisors LLC 2020 Calamos Court Naperville, Illinois 60563 (630) 245-7200	Copies to: Cameron S. Avery Paulita A. Pike Eric S. Purple Bell, Boyd & Lloyd, LLP 70 West Madison Street Suite 3100 Chicago, Illinois 60602 (312)372-1127 (312) 827-8000 (fax)
This document contains 44 pages (including exhibits),
which have been numbered sequentially.

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United States of America
Before the
Securities and Exchange Commission

IN THE MATTER OF

CALAMOS CONVERTIBLE OPPORTUNITIES
AND INCOME FUND; CALAMOS CONVERTIBLE
AND HIGH INCOME FUND; CALAMOS
STRATEGIC TOTAL RETURN FUND; and
CALAMOS GLOBAL DYNAMIC INCOME FUND

File No. 812-13552
Amendment No. 3 Amending and
Restating the Application for an
Order Pursuant to Section 6(c) of
the Investment Company Act of
1940 for Exemption from the
Provisions of Sections 18(a)(1)(A)
and 18(a)(1)(B) of the Investment
Company Act of 1940.
Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, and Calamos Global Dynamic Income Fund (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 18(a)(l)(A) of the 1940 Act to the extent necessary to permit each Applicant the opportunity to issue or incur debt (such issuing or incurring to be referred to as “borrowing” for purposes of this application) after the issuance of any Order, for the purpose of refinancing any auction rate preferred shares (“ARPS”) that are outstanding at the time such post-Order debt is issued or incurred (as well as any refinancing of such post-Order debt unit the expiration of any Order), subject to “asset coverage” (as defined in section 18(h) of the 1940 Act) of 200% (rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under Section 18(a)(l)(A) of the 1940 Act). In addition, the Applicants request that the Order grant an exemption from Section 18(a)(l)(B) of the 1940 Act so that the Applicants

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may, in connection with the borrowings referred to above and to the extent that compliance with Section 18(a)(l)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its ARPS) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(l)(B) of the 1940 Act).
          Each Applicant’s refinancing of all of its ARPS would be subject to such Applicant’s being able to successfully increase its current borrowings by drawing against existing committed borrowing facilities (or negotiating new agreements with other acceptable counterparties), and approval of such arrangements, as necessary, by such Applicant’s Board of Trustees (“Board”), among other actions. The Applicants can provide no assurance that, if the Commission grants the Order, the Applicants will be able to redeem all of their ARPS using debt.
I. THE ARPS LIQUIDITY ISSUES
The Applicants
          Calamos Convertible Opportunities and Income Fund (“CHI”) is organized as a Delaware statutory trust, and is registered under the 1940 Act as a diversified, closed-end management investment company. CHI is advised by Calamos Advisors LLC (“Calamos”). CHI has issued and outstanding one class of common shares of beneficial interest, and seven series of ARPS.

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          Calamos Convertible and High Income Fund (“CHY”) is organized as a Delaware statutory trust, and is registered under the 1940 Act as a diversified, closed-end management investment company. CHY is advised by Calamos. CHY has issued and outstanding one class of common shares of beneficial interest, and six series of ARPS.
          Calamos Strategic Total Return Fund (“CSQ”) is organized as a Delaware statutory trust, and is registered under the 1940 Act as a diversified, closed-end management investment company. CSQ is advised by Calamos. CSQ has issued and outstanding one class of common shares of beneficial interest, and seven series of ARPS.
          Calamos Global Dynamic Income Fund (“CHW”) is organized as a Delaware statutory trust, and is registered under the 1940 Act as a diversified, closed-end management investment company. CHW is advised by Calamos. CHW has issued and outstanding one class of common shares of beneficial interest, and five series of ARPS.
The Applicants’ Existing ARPS
          The Applicants issued their outstanding ARPS for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of their investment objectives. Through the use of leverage, the Applicants, similar to other closed-end funds in the industry, seek to enhance the investment return available to the holders of their common shares by earning a rate of portfolio return (which includes the return related to investments made with the proceeds from leverage) that exceeds the leverage costs, typically over the long-term. Historically, the Applicants have generally achieved this goal of enhancing the return to their common shareholders by leveraging through the issuance of ARPS, the return related to which was positive in the context of the amount of dividends paid to the holders of the ARPS at a market clearing rate, as

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described below.
          The ARPS shareholders are entitled to receive a stated liquidation preference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution or winding up of the relevant Applicant, before any distribution or payment to holders of the Applicant’s common shares. Dividends declared and payable on the ARPS have a similar priority over dividends declared and payable on the Applicant’s common shares. The ARPS are perpetual securities and are not subject to mandatory redemption by an Applicant so long as the Applicant meets certain asset coverage tests specified in the securities’ statement of preferences. Each Applicant remains in compliance with all applicable asset coverage requirements, and the ARPS are redeemable at the applicable Applicant’s option, provided that certain procedural provisions of the statement of preferences are followed.
          Under market conditions as they existed prior to February 2008, dividend rates on the ARPS issued by an Applicant for each dividend period (typically weekly, but longer in certain cases) were set at the market clearing rate determined through an auction process maintained and administered by unaffiliated broker-dealers that brought together bidders, who sought to buy ARPS, and holders of ARPS, who sought to sell their ARPS. In the event of an imbalance of sell orders over bids for an Applicant’s ARPS for a given auction, the auction did not clear and no ARPS were purchased or sold, and the dividend payment rate over the next dividend period was set at a specified maximum applicable rate (the “Maximum Rate”), as provided in the applicable statement of preferences of the Applicant’s ARPS, and as disclosed by each Applicant in its offering documents. Under the statement of preferences of the ARPS, the Maximum Rate is determined by reference

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to a short-term market interest rate (which, depending on the Applicant, is the LIBOR or “AA” commercial paper rate for an equivalent period). An unsuccessful auction is not a default under the terms of the ARPS. In the case of a failed auction and pursuant to the applicable statement of preferences, Applicants continue to pay dividends to all holders of its ARPS, but at the specified Maximum Rate rather than a market clearing rate. Prior to February 2008, the Maximum Rate had never been triggered due to failed auctions for any of the Applicants.
Auction Failures
          Consistent with patterns in the broader market for ARPS, beginning in February 2008, the Applicants have experienced unsuccessful auctions due to an imbalance between buy and sell orders. As a result, the holders of the Applicants’ ARPS have been unable to sell their shares at auction for several months. During this period where sales have not occurred, the holders have been receiving the Maximum Rate on the ARPS. The auction markets for ARPS of the kind issued by the Applicants are not currently functioning as they historically have, and the Applicants believe that such auction markets are unlikely to return to normalcy in the foreseeable future. The Applicants also believe that a continuous and reliable secondary market for ARPS does not exist today.
The Effect of Auction Failures
          The history of the auction market for various auction rate securities, including those issued by municipalities and other registered closed-end investment companies, was that auction failures were virtually unheard of, and auctions generally provided readily available liquidity to holders for over twenty years.

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          Prior to the failure of the auction market, if retail investors did not purchase all of the auction rate securities tendered for sale at an auction, dealers would enter into the auction and purchase any excess auction rate securities to prevent the auction from failing. Dealers provided this liquidity using their own balance sheets, even though they had not entered into any agreements requiring them to do so. Earlier this year, many financial institutions were required to take substantial write-downs on investments held on their balance sheets due, in part, to the slowdown of the real estate market and the sub-prime mortgage crisis. As a result of these events and other pressures, the financial institutions that historically provided “back stop” liquidity for the ARPS auction market stopped participating in auction rate securities auctions in February 2008. After a few auctions failed (including some in which only a few auction rate securities were not purchased), all the auction rate securities auctions soon thereafter failed. The Applicants believe that after the first auction rate securities auction failures, retail investors became increasingly concerned that they would not be able to sell their auction rate securities, and then sought to sell auction rate securities en masse, exacerbating the imbalance between buyers and sellers and making it increasingly unlikely that the auction markets could function normally.
          Consistent with patterns in the broader market for auction rate securities, beginning in February, 2008, all of the Applicants, have experienced unsuccessful auctions due to an imbalance between buy and sell orders. As a result, the holders of the ARPS who desired to sell their shares at auction have been unable to do so for several months.
          The auction markets for auction rate securities of the kind issued by the

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Applicants are not currently functioning, and the Applicants believe that such auction markets are unlikely to return to normalcy. If any financial institution were to enter into an auction for auction rate securities as dealers had prior to February 2008, the current holders of ARPS may well attempt to sell their ARPS all at once. As there is no current mechanism that provides a financial institution with the ability to dispose of auction rate securities it acquires, the Applicants do not believe it is likely that any financial institution will attempt to provide liquidity to the current auction rate securities market. The Applicants also believe that an established secondary market for auction rate securities does not exist today that would assure that holders of ARPS would receive the liquidation preference of $25,000 per share. In the limited secondary market that has developed for auction rate securities, auction rate securities trade at a substantial discount.1
Harm to Holders of Auction Rate Preferred Shares
          The Applicants’ registration statement and its disclosure documents disclosed, among other things, the possibility that the ARPS might not trade through the auction process and might be illiquid. Notwithstanding these cautionary disclosures, the holders of ARPS may have anticipated liquidity based on the history of the auction market (prior to February 2008) for various auction rate securities, including those issued by municipalities and registered closed-end investment companies, which had previously functioned normally. In light of this history, it may be reasonable to assume that the holders of ARPS, including the holders of the Applicants’ ARPS, believed that these

[1]	The Applicants understand that the relatively limited secondary market trading that has occurred in auction rate preferred stock of closed-end funds since the failure of the auction markets has been conducted at significant discounts. See, e.g., Aaron Pressman, “Auction-Rate Securities: How to Get Unstuck,” Business Week (June 2, 2008).

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securities were highly liquid. In addition, since February of 2008, it has been reported that many retail investors were advised by their brokers and financial advisers that auction rate securities were short-term and highly liquid, were an attractive alternative to other short-term investments because of their somewhat higher yield, and in many situations were the equivalent of cash.2 The Applicants understand that some brokers and financial advisers recommended that their customers invest their short-term cash balances in auction rate securities of several different issuers, each with a scheduled weekly auction on a different day of the week, so that the customers would have ready access on any business day to a portion of their short-term cash portfolio. The majority of each Applicant’s ARPS are held of record in broker “street name” or other nominee accounts, and the Applicants therefore do not have specific knowledge of the identity of all of the beneficial owners of their ARPS. However, based on the available information received from the Applicants’ brokers, the Applicants believe that it is likely that a majority (between 50% to 75%) of the ARPS that they issued are beneficially owned by individual retail investors.
          Because the auction process is no longer functioning and no established secondary market exists that would provide ARPS shareholders with the liquidation preference of $25,000 per share, there currently is no reliable mechanism for holders of auction rate securities, including the Applicants’ ARPS, to obtain liquidity. The Applicants believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of auction rate securities holders and is creating hardships for many investors who may have difficulty making college tuition payments, or paying

[2]	We note that the Commission has entered into a number of preliminary settlements related to the sales of auction rate securities in which it was alleged that misrepresentations occurred. See “Subsequent Developments” infra page 15.

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other bills. The Applicants have received communications from holders of their ARPS that discuss the difficulties that they face. One example involved a father of a college freshman who was unable to pay tuition for his son due to the illiquidity of auction rate securities including the Applicant’s ARPS. Another example is a gentleman who had to postpone his retirement when his retirement savings gathered over 30 years was invested in a variety of auction rate securities including the Applicants’ ARPS. These stories illustrate the need to provide additional liquidity to ARPS holders.
          In addition, Applicants note that the U.S. is presently in a severe credit crisis, which has raised continuing concerns regarding the liquidity of the market. In an environment in which even short-term commercial paper of longer durations has essentially stopped trading, Applicants are concerned that the illiquidity of the ARPS could magnify any harm to individual ARPS shareholders resulting from this credit crisis.
Liquidity Solutions to Date for Calamos Closed-End Funds
          Closed-end management investment companies advised by Calamos had outstanding ARPS with an aggregate liquidation preference of approximately $2.3 billion, as of December 31, 2007. In light of the persistent auction failures, since February 2008, the Applicants believe that they have acted diligently and in the best interests of all shareholders, redeeming as much of the total amount of ARPS outstanding as appropriate and feasible, while diversifying sources of leverage for the benefit of common shareholders and maintaining appropriate levels of leverage at a total cost structure that also benefits common shareholders.
          Financing Arrangements.

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          To date, the closed-end management investment companies advised by Calamos have redeemed approximately $1.869 billion of ARPS, representing approximately 81.2% of the total ARPS outstanding as of December 31, 2007.3 Each of the Applicants has secured debt financing enabling it to refinance (and accordingly redeem) a significant portion of its outstanding ARPS. The total amounts (by aggregate liquidation preference) of ARPS redeemed by the Applicants are as follows:

Dollar Amount of ARPS
Applicant	Redeemed to Date
CHI	$280,000,000
CHY	$350,000,000
CSQ	$880,000,000
CHW	$300,000,000
After these redemptions, the Applicants have the following amounts (by aggregate liquidation preference, including dividends payable) of ARPS outstanding:

Dollar Amount of ARPS
Applicant	Outstanding as of 7/31/08
CHI	$104,064,648
CHY	$80,028,554
CSQ	$200,084,073
CHW	$50,017,059
The total number of ARPS held in street name by each broker-dealer is as follows:
CHY

[3]	These figures include $59 million of ARPS redeemed by the Calamos Global Total Return Fund. The Calamos Global Total Return Fund redeemed 100% of its outstanding ARPS, and is not a party to this exemptive application.

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Broker	Pre-Redemption	Post-Redemption
CIBC World Markets	328	65
Citigroup Global Markets	6,446	821
Jeffries & Company	301	55
MS&Co GWM	1,505	308
Oppenheimer & Co	1,215	355
RBC — Dain Rauscher	4,445	1,002
UBS Securities LLC	560	105
Wachovia Securities LLC	2,400	489

Total	17,200	3,200
CHI

Broker	Pre-Redemption	Post-Redemption
CIBC World Markets	1,623	459
David A Noyes	81	21
Jeffries & Company	433	165
Merrill Lynch Pierce Fenner & Smith	6,748	1,182
MS&Co GWM	3,074	1,156
Oppenheimer & Co	1,890	724
UBS Securities LLC	1,511	453

Total	15,360	4,160
CHW

Broker	Pre-Redemption	Post-Redemption
Citigroup Global Markets	4,464	539
Oppenheimer & Co	1,405	408
RBC — Dain Rauscher	1,150	215
Stifel, Nicolaus	145	21
Wachovia Securities LLC	6,836	817

Total	14,000	2,000
CSQ

Broker	Pre-Redemption	Post-Redemption
CIBC World Markets	1,345	256
Citigroup Global Markets	18,962	2,552
David A Noyes	106	22
Jeffries & Company	642	118
MS&Co GWM	5,171	1,132
Merrill Lynch Pierce Fenner & Smith	1,715	343
Oppenheimer & Co	9,747	2,416
UBS Securities LLC	5,512	1,161

Total	43,200	8,000

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          CSQ obtained a 180 day rolling margin loan that enabled it to redeem 81.5% of its ARPS. CHI and CHY redeemed 72.9% and 81.4% of their ARPS, respectively, with the proceeds of a renewable commercial paper conduit facility that has a maturity of 364 days, and is renewable. CHW issued extendible notes in a Rule 144A offering with a term of 364 days, such notes being extendible by the holders thereof for one-year periods, up to a total of three years. CHW used the proceeds to redeem 85.7% of its ARPS.
          Each of these refinancings is short-term and may be terminated by the respective Applicant.4 In the case of each of CHI and CHY, the Applicants have arranged financings that provide a commitment level that, if completely drawn upon, would allow them to retire almost all of their remaining ARPS;5 CSQ has arranged financings that if fully drawn down would allow it to retire all of its remaining ARPS. Each of CHI, CHY and CSQ has Board approval to take down the full amount of the borrowing facilities, contingent upon receipt of the Order.6 However, the Applicants are unable to utilize such committed facilities in their

[4]	CHW has the ability to redeem the extendible notes by written notice prior to the extension of the notes. CHI and CHY have the ability to cancel the commercial paper conduit upon 30 days written notice. CSQ has the ability to cancel its margin loan upon 180 days written notice, or if less than 180 days remain before termination or expiration of the commitment, such shorter period of time. Due to recent market events, the percentage of the Applicants’ leverage has been increasing due to a decline in the value of the Applicants’ net asset value. Each of the Applicants has reduced its leverage modestly during the months of August and September in order to ensure that its total leverage remains below 300%.

[5]	CHI and CHY propose to use an additional financing, or a refinancing, to eliminate the remaining ARPS. Any additional financings or refinancings would be contingent upon approval by the Board of CHI or CHY as applicable.

[6]	The financings that CHI, CHY and CSQ have arranged do not provide them with an absolute right to borrow the amount necessary to retire the remaining ARPS. Also, it is possible that the funds’ present lenders may choose not to extend additional credit, or may insist on asset coverage as set forth in the 1940 Act. As a result, there is no guarantee that CHI, CHY and CSQ will be able to borrow the amount necessary to retire their remaining ARPS.

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entirety in order to redeem the remaining outstanding ARPS because they would not have 300% asset coverage immediately following the issuance of additional indebtedness necessary to redeem fully the ARPS, as required by Section 18(a)(1)(A) of the 1940 Act. Similarly, CHW has obtained Board authorization to offer an additional $50 million of extendible notes in future Rule 144A offerings and believes there is a market for such successful follow-on offerings;7 however, it is unable to issue additional notes in order to redeem its remaining outstanding ARPS because it would not have 300% asset coverage immediately following the issuance of additional indebtedness necessary to fully redeem the ARPS, as required by Section 18(a)(1)(A) of the 1940 Act.
          While certain lenders specifically include the 1940 Act’s 300% asset coverage restriction in their lending documents, in the case of each of the Applicants, the borrowing fund negotiated covenant language that specifically allows for lower asset coverage ratios applicable to debt should the Commission, either by order or through Commission Staff interpretation, permit such a decrease in such coverage requirements.8 As a result, the Applicants believe that their current, or future, lenders would be amenable to reduced asset coverage ratios permitted pursuant to the Order.
          Each Applicant believes that refinancing would be appropriate and, over the longer term would provide additional investment income net of borrowing costs, and thus would be beneficial to its common shareholders. The Applicants

[7]	There is no guarantee that CHW will be able to issue an amount of extendible notes necessary to retire its remaining ARPS.

[8]	CHW anticipates negotiating similar covenants if it engages in future Rule 144A note offerings.

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believe that it is in their best interests, and in the best interests of their securities holders, to seek to diversify their leverage sources and to seek to increase leverage flexibility in light of the uncertain market conditions with respect to outstanding ARPS, and that it is in their best interest from time to time, depending on market conditions and the availability of appropriate alternative forms of leverage, to issue debt securities or borrow money in order to be able to redeem some or all of the outstanding ARPS.9
          Alternate Forms of Senior Securities that are Equity-based.
          Applicants are aware that certain market participants are beginning to develop potential preferred equity-based instruments to address the liquidity problems posed by the failure of the ARPS markets.10 Calamos itself is engaged in discussions with various market participants on behalf of the Applicants to develop such an alternative. However, given the uncertainty and the current and continuing unsettled state of the securities and capital markets, it is not possible to predict whether there will be an equity-based alternative sufficiently viable to allow holders of the ARPS to obtain liquidity in the near term. The Applicants believe that even if such an alternate financing structure is created, it will take the markets a significant amount of time to implement such an alternative approach, especially in light of the market’s recent experience with the failure of the

[9]	CHI, CHY and CSQ have filed to take-down shares under their effective shelf registration statements that will allow them to engage in at-the-market offerings of their common stock. Each of CHI, CHY and CSQ expects to use proceeds of any such at-the-market offerings primarily to redeem ARPS, to the extent that there are outstanding ARPS. Such offerings are limited, however, by the constraints of Section 23(b) of the 1940 Act, and as a result, may be of limited help in significantly reducing the number of outstanding ARPS of those funds in a timely manner.

[10]	See Eaton Vance Management (pub. avail. June 13, 2008) (no-action relief granted for the sale of a remarketed preferred stock share coupled with a liquidity put).

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auction rate markets — markets which operated without a major hiccup for over twenty years. The Applicants continue to work on a permanent solution which — in light of the lower asset coverage provisions of Section 18(a)(2) of the 1940 Act — most likely will be an equity-based solution, but in the interim, the Applicants are pursuing immediate relief for their remaining ARPS holders who have been unable to sell their ARPS at auction since February 2008.
          Subsequent Developments.
          On December 11, 2008, the Commission announced a final settlement with Citigroup Global Markets Inc. (“Citi”) pursuant to which Citi would repurchase, and refund the purchase price of, auction rate securities that it sold to certain retail investors, small businesses, and charities. Citi agreed to use its best efforts to repurchase auction rate securities from institutional customers by the end of 2009. Applicants believe that the settlement would extend to the ARPS that they issued that were sold by Citi. The Commission entered into similar settlements with UBS Securities LLC and UBS Financial Services, Inc. on December 11, 2008, with Wachovia Securities, LLC and Wachovia Capital Markets, LLC on August 15, 2008, with Merrill Lynch, Pierce, Fenner & Smith, Inc. on August 22, 2008, and with RBC Capital Markets Corp., Banc of America Securities LLC, and Banc of America Investment Services on October 8, 2008. The Applicants may redeem shares held by the foregoing broker-dealers, or from other broker dealers that enter into future settlements with the Commission, as part of any repurchase that is made in reliance upon the Order.11

[11]	In general, Section 23(c) of the 1940 Act prohibits a closed-end company, such as each of the Applicants, from purchasing securities of which it is the issuer unless the purchase is made on a securities exchange, pursuant to a tender offer extended to all holders, or pursuant to Commission rule, regulation or order. Rule 23c-2(a) under the 1940 Act permits a closed-end company to call or redeem securities of which it is

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          Applicants believe that, although those settlements make great strides towards providing liquidity to individual investors, they do not resolve all of the problems that are facing the owners of the Applicants’ ARPS. First, the settlements are not universal and do not cover all of the broker-dealers that sold the Applicants’ ARPS, or which hold those ARPS in street name.12 As a result, there are investors who are not covered by the preliminary settlements. Second, the preliminary settlements do not address the immediate liquidity needs of corporations that do not qualify as “small businesses.” Under the terms of the settlements, those companies would continue to hold illiquid ARPS. Applicants believe that relief is still necessary to provide liquidity to those shareholders. Finally, given the tremendous stresses that are presently placed upon the credit markets, Applicants believe it is in the public interest to permit the Applicants to redeem their ARPS so as to provide the holders of their ARPS with needed liquidity.
Requested Relief
     Under Section 18(a)(l), any class of senior security that represents an indebtedness must have, immediately after its issuance or sale, an asset coverage of at least 300%, with provision made generally to prohibit declarations of dividends or distributions on the company’s stock or the repurchase of stock unless the 300% asset coverage is maintained, except that dividends may be declared upon the company’s preferred stock if the indebtedness has asset coverage of at least 200% at the time of the issuer in accordance with the terms of those securities, provided that, if less than all of the outstanding securities of a class or series are to be redeemed, the call or redemption must be made by lot, on a pro rata basis, or in such other manner as will not discriminate unfairly against any holder of the securities of such class or series. The Applicants intend to call or redeem the entire amount of outstanding ARPS in accordance with the requirements of Section 23(c) and Rule 23c-2(a), which would include shares held by parties to auction-rate settlements with the Commission. If, due to unforeseen market considerations, the Applicants are initially forced to call or redeem a portion of their outstanding ARPS, such a call or redemption will be done in accordance with Rule 23c-2(a) and may, or may not, include shares held by parties to auction-rate settlements with the Commission.

[12]	See the table of street name holdings, supra pages 10-11.

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declaration, after deducting the amount of the dividend. For the reasons stated above, the Applicants request that the Commission issue a temporary order of exemption permitting each Applicant the option to engage in borrowings after the issuance of the Order for the purpose of refinancing any ARPS that are outstanding at the time such post Order debt is issued or incurred (as well as any refinancing of such post-Order debt until the expiration of the Order), subject, on a temporary basis, to the 200% asset coverage requirement for stock that applies to the Applicants’ existing ARPS, rather than the 300% asset coverage requirement that would ordinarily apply to indebtedness. In addition, the Applicants request a temporary exemption from Section 18(a)(l)(B) of the 1940 Act so that each Applicant may, in connection with the refinancing referred to above and to the extent that compliance with Section 18(a)(l)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act,13 make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its ARPS) unless, at the time of any declaration or purchase and after deducting the amount of such dividend, distribution or purchase price, it meets the 200% asset coverage requirement for stock that applies in respect of the Applicant’s existing ARPS, rather than the asset coverage of 300% ordinarily required. Specifically, the Applicants seek such relief for a temporary period not to exceed, for any Applicant, a period commencing upon the grant of the relief and expiring on October 31, 2010 (the “Exemption Period”). Each Applicant’s Board, in determining to seek this relief, considered, among other things, information regarding the plight of the holders of the Applicant’s ARPS Shares, information regarding the benefits

[13]	Section 18(g) of the 1940 Act provides, among other things, that a promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, is not a “senior security” for purposes of Section 18(a)(l)(B).

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of existing leverage to the holders of the Applicants’ common shares, Calamos’ views of the potential availability of appropriate debt financing and the anticipated cost thereof and the ongoing efforts of Calamos to create and facilitate the issuance of alternate forms of senior securities that are equity-based, as described above.
          Each Applicant proposes that, no later than October 31, 2010, it would either pay down or refinance the debt so that the Fund would, at the expiration of the Exemption Period and thereafter, comply with the applicable asset coverage requirements (200% for equity or 300% for debt) under Section 18 of the 1940 Act.14 Except as provided in the Order, the Applicants will continue to meet all of the asset coverage requirements of Section 18(a) of the 1940 Act.
          The proposed replacement of the existing ARPS with debt is expected to be favorable to both the common and the ARPS shareholders of the Applicants, in that it would: (1) permit maintenance of leverage that benefits the common shareholders to the extent that the cost of the debt, over time, is lower than the investment return on those borrowed funds; (2) potentially provide liquidity to all of the Applicants’ remaining ARPS holders; and (3) help to diversify the sources of leverage for each Applicant, which

[14]	Each Applicant intends to take immediate steps to increase its borrowings to replace its remaining ARPS under the existing credit facilities. The Applicants submit that two years is an appropriate period of time for the proposed relief from Sections 18(a)(l)(A) and 18(a)(1)(B). The Applicants believe that the gradual reduction of leverage through the use of proceeds of any common share issuances, or the development by the industry of an alternative form of preferred stock that provides liquidity at liquidation value might take several months, if at all, after the Order has been issued. It is not possible to predict when, or if, the securities and capital markets will return to conditions that would enable the Applicants to achieve compliance with applicable asset coverage requirements in the absence of the Order, consistent with the best interests of the Applicants and their common shareholders. Given the uncertainty and the current and continuing unsettled state of the securities and capital markets, the Applicants believe that a two-year maximum Exemption Period is reasonable and appropriate. In addition, the two-year maximum Exemption Period provides the Applicants with sufficient time to reduce their leverage in an orderly manner through sale of portfolio holdings to the extent that they are unable to reduce their leverage through: (1) the use of proceeds of the issuance of common shares, if any; (2) the issuance of an alternative form of preferred stock that provides liquidity at liquidation value; or (3) the growth of assets under management in an amount sufficient to bring the Applicant’s asset coverage into compliance with Section 18(a).

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over time and, subject to the constraints highlighted in (1) above, would accrue to the benefit of each Applicant’s common shareholders. As contemplated, the proposed refinancing of all of the remaining ARPS through the issuance of debt would avoid any need for the Applicants to force significant deleveraging over a short period of time, which might otherwise be required in a scenario where the ARPS were refinanced through the sale of portfolio assets. As explained below, a forced, significant deleveraging over a short period of time would likely be detrimental to the common shareholders in terms of portfolio disruption, transaction costs, possible tax recognition events and reduced investment return over a potentially extended period of time.
          In considering the proposed incurrence of additional debt to replace the ARPS, the Applicants considered the interests of the holders of both the common shares and ARPS and weighed carefully the benefits and costs of the proposals to the common shareholders and the ARPS shareholders.15 As with any decision to incur, maintain, replace, reduce or eliminate leverage in a closed-end investment company, each Applicant has considered, and will consider in connection with any new borrowing, among other things, the expected costs of the debt, the availability and terms of financing (including matters such as fees and lenders’ requirements related to the grant of a security interest in all or a portion of an Applicant’s assets), credit market conditions, and the investment return expected to be potentially available on portfolio assets that have been or may be acquired using leverage (all of which are generally highly unpredictable and may vary significantly from one point in time to another).
          The Applicants considered the possibility of selling portfolio securities in order to

[15]	The Applicants do not believe that the proposed borrowings will require a change to their fundamental investment policies that would require a shareholder vote.

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redeem all of the remaining outstanding ARPS. As a general matter, the Applicants believe that a rapid, significant sale of portfolio securities in order to reduce leverage is an option of last resort that would have significant negative effects on common shareholders. The common shareholders expect a certain percentage of income in the form of dividends. If the Applicants were to reduce the percentage of their leverage by selling portfolio securities to repurchase the remaining outstanding ARPS, the income stream necessary to achieve that payout could be severely limited. As a result, the Applicants determined, in accordance with the considerations discussed in the preceding paragraph, to maintain their existing percentage amounts of leverage and seek exemptive relief for the Exemption Period so as to avoid the abrupt effects of forced deleveraging. Applicants will either refinance their debt in a method that fully complies with Section 18(a), or will reduce their debt to comply with 18(a) in a manner that is fully communicated to common shareholders during the Exemption Period.
          Each Applicant also will consider any alternative courses of action that, in its view, might be in the best interests of its common shareholders and its ARPS shareholders.
          In considering any incurrence of debt to replace the remaining outstanding ARPS, the members of each Applicant’s Board will weigh carefully the benefits and costs of the proposals to the common shareholders and the ARPS shareholders. Each Applicant’s Board will consider, in connection with the proposed borrowing by that Applicant, among other things, the expected costs of the debt, the availability and terms of financing (including matters such as fees and lenders’ requirements related to the grant of a security interest in all or a portion of an Applicant’s assets), credit market conditions, and the

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investment return expected to be potentially available on portfolio assets that have been or may be acquired using leverage (all of which are generally highly unpredictable and may vary significantly from one point in time to another). Each Applicant’s Board will also consider any alternative courses of action that, in the Board’s judgment, might be in the best interests of that Applicant, its common shareholders and its ARPS shareholders. Alternative or supplemental courses of action that have been considered and will continue to be assessed by the Board include selling portfolio securities in order to reduce leverage, the conceptual possibility of issuing an alternative form of equity-based senior securities, including a potential type of preferred stock that would be eligible for purchase by money market funds, and issuing additional common shares in at-the-market offerings. Each of these alternatives, including potential benefits and shortfalls, is discussed above. Although Applicants have arranged potential financing arrangements for the future, Applicants do not yet know: (A) the specific borrowing transactions, if any, in reliance on the Order that the Board may consider, (B) the specific information that the Board may receive, request, or consider in connection therewith, and (C) the specific alternatives that the Board may consider and the specific factors that may lead the Board to approve or disapprove a proposed borrowing (or some alternative course of action).
          The Board of any Applicant that borrows in reliance on the Order will receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by those Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) (“Independent Trustees”)) regarding and assessing the efforts that the Applicant has undertaken, and the

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progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The regular meetings of the Board of any such Applicant, until such time as compliance with such asset coverage requirements has been achieved, will include time for the presentation and discussion of such reports and of the progress that such Applicant has made towards achieving compliance with the asset coverage requirements. To the extent that the Board deems appropriate, these matters will also be scheduled for discussion at other meetings of the Board or relevant committees thereof, and during executive sessions of the Independent Trustees.
II. ANALYSIS
          A. Applicable Sections of the 1940 Act
          Section 18(a)(l)(A) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security, or to sell such security of which it is the issuer, unless, if such class of senior security represents an indebtedness, immediately after such issuance or sale, it will have an asset coverage of at least 300%.
          Section 18(a)(2)(A) of the 1940 Act provides that it is unlawful for any registered closed-end management investment company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a stock, immediately after such issuance or sale it will have an asset coverage of at least 200%.
          Section 18(a)(1)(B) of the 1940 Act requires an investment company to make

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provision in any issuance of senior security representing indebtedness to prohibit the declaration of any dividend, other than a dividend payable in the capital stock of the issuer, or the declaration of any other distribution on the capital stock of the investment company, or the purchase any class of such capital stock, unless such class of senior security has at the time of the declaration of such dividend or distribution, or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of the dividend, distribution or purchase price.
          Section 18(a)(2)(B) of the 1940 Act requires an investment company to make provision in any issuance of a senior security that is stock to prohibit the declaration of any dividend (other than a dividend payable in the common stock of the issuer), or the declaration of any other distribution, on the common stock of the investment company, or the purchase any such common stock, unless such class of senior security has at the time of the declaration of such dividend or distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of the dividend, distribution or purchase price.
          Section 18(g) of the 1940 Act provides, among other things, that “senior security,” for purposes of Section 18(a)(l)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.
          Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security representing an indebtedness of an issuer to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior

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securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security of an issuer which is a stock to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock is deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.
          Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of the 1940 Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that their request for the exemptive relief described above is consistent with the standards of Section 6(c).
          B. Statement in Support of Application
1.	Request for Exemptive Relief Is Necessary, Appropriate and in the Public Interest.
          The Applicants believe that the requested temporary exemptive relief is necessary, appropriate and in the public interest because, as noted above in Section I

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under the heading The Effect of Auction Failures and The Harm to Holders of Auction Rate Preferred Shares, the illiquidity of ARPS still affects certain holders of the Applicants’ ARPS in light of the ongoing dormancy of the auction rate market. The proposed replacement of the ARPS with debt would provide liquidity for the Applicants’ ARPS shareholders, while the Applicants continue their diligent efforts to obtain a more permanent form of financing (such as a new type of senior security that is equity) that fully complies with the statutory asset coverage requirements of Section 18. Notably, the Order would permit the Applicants to continue to provide their common shareholders with the enhanced returns that leverage may provide, without disrupting the declaration of dividends or other distributions that Applicants have historically made with respect to their common shares,16 and avoid the potential harm to the common shareholders that could result if the Applicants were to forcibly and significantly deleverage their portfolios in the current difficult market environment over a short period of time. If they were to delever significantly, the Applicants may be forced to sell portfolio investments into a market that may be characterized by an imbalance between buyers and sellers and a

[16]	The Applicants believe that their common shareholders have come to expect regular distributions at approximately the same percentage of net asset value. Each of the Applicants has declared and paid dividends on its common shares on a monthly basis since shortly after commencing operations. In addition, for the Applicants to continue to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended, and to receive favorable tax treatment thereunder, it is necessary, among other things, for each Applicant to distribute at least 90 percent of its investment company taxable income and net tax-exempt interest income (if any) during each taxable year.

By permitting each Applicant to declare dividends and distributions, on a temporary basis, subject to a 200% asset coverage requirement under Section 18(a)(1)(B), it is expected that the Applicant will be able to refinance ARPS as described in this Application without putting at risk the Applicant’s ability to maintain its status as a regulated investment company.

It is possible that, in connection with a borrowing incurred to refinance outstanding ARPS, the Applicants will issue a senior security constituting indebtedness that is in consideration of a loan, made by a bank or other person and privately arranged, and not intended to be publicly distributed. Under Section 18(g), such a borrowing would not require the Applicants to make the provision referred to in Section 18(a)(1)(B). However, the Applicants cannot rule out the possibility that they will incur borrowings that do not meet the Section 18(g) criteria, and are thus requesting relief from Section 18(a)(1)(B).

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consequent lack of a depth of liquidity. Such forced, significant deleveraging would further potentially disadvantage the Applicants’ common shareholders by reducing their investment return, incurring transaction costs and recognizing capital gains, which, in turn, may reduce the market price of the common shares. In determining that forced deleveraging would not be appropriate under current market conditions, Calamos considered the following factors, among others:
•	Its detailed knowledge, based on its long experience managing investment of the kinds held by the Applicants, of the market for these investments.

•	The difficulty, in the recent and current markets for convertible securities (which represent a significant portion of each Applicant’s portfolio), of selling these securities in a volume that will not artificially depress market prices. Although the markets for these securities remain liquid, the depth of that liquidity is greatly reduced from normal circumstances due in large measure to an imbalance between a much larger number of sellers as compared to buyers. Calamos believes that the reduced liquidity in the market for convertible securities has been caused in substantial part from the forced deleveraging by hedge funds and other market participants coupled with an inability or unwillingness of traditional market makers to continue to make a market in these instruments (and thus providing additional buy-side support), as a result of the market makers’ own impaired capital positions. Calamos currently believes that the economic attributes of convertible securities generally remain sound, and that at present, convertible securities generally are trading at prices that are below their intrinsic value. Therefore, it would be disadvantageous to the Applicants to sell a significant amount of these securities at current market prices as part of a forced deleveraging.

•	The adverse effects that deleveraging would have on the net income that the Applicants earn for the benefit of their common shareholders, given the current, continuing positive spread between the portfolio return that the Applicants can earn and the cost of leveraging.
          Due to the foregoing reasons, the Applicants do not believe forced deleveraging, in the current market environment, is a reasonable method to provide liquidity to the Applicants’ remaining ARPS shareholders.17 Although the Applicants believe that

[17]	During the past three months, the Applicants’ net asset values have decreased significantly due to the current difficult market environment. As a result, Calamos has been forced to reduce the Applicants’

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current or future borrowing arrangements will allow them to redeem their ARPS, the Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to redeem all of their ARPS shareholders using the proceeds of borrowings. Applicants note that the illiquidity of ARPS is a unique, exigent situation that is posing urgent, and in some cases devastating, hardships on ARPS shareholders.
          The Applicants submit that the current state of the credit markets, which has affected auction rate securities of all types, including the Applicants’ ARPS, is an historic occurrence of unusual severity and requires a creative and flexible response on the part of both the private and public sectors. The Applicants believe that these issues have created an urgent need for limited, prompt, thoughtful and responsive solutions and believe that the requested temporary relief is necessary, appropriate and in the public interest.
2.	Request for Exemptive Relief Is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act (and Section 18 in Particular)
          The 1940 Act was adopted following a series of reports regarding investment trusts and investment companies prepared by the Commission at the direction of Congress, and extensive Congressional hearings. In Section 1(b) of the 1940 Act, borrowings so as to ensure that each Applicant’s percentage of total leverage remains relatively constant, and is at or below 38%, which is a non-fundamental investment restriction of each Applicant (the “Recent Deleveraging”).

The Recent Deleveraging stands in contrast to the forced deleveraging that the Order seeks to avoid. First, the Applicants have had the flexibility to execute the Recent Deleveraging cautiously, over time, so as to minimize the effect that the deleveraging might have on the value of their portfolio holdings; a forced deleveraging done to retire the ARPS would occur in a more compact time-frame and in a manner which might negatively effect securities values. Second, the Recent Deleveraging was done to maintain a relatively stable level of borrowings, as a percentage total assets; a forced deleveraging to retire the ARPS would decrease the borrowings, as a percentage of total assets, which as noted above, would reduce returns to the common shareholders. Applicants note that even if the Order is granted, they would have to reduce their borrowings in a manner similar to the Recent Deleveraging if continued market declines during the Exemption Period threatened to decrease the Applicant’s asset coverage to below 200%.

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Congress declared that the national public interest and the interest of investors are adversely affected by eight specifically enumerated business practices of investment companies and their operators, several of which apparently relate to the capital structure of investment companies. These include:
“(2) when investment companies are organized, operated, managed, or their portfolio securities are selected . . . in the interest of special classes of their security holders, . . . rather than in the interest of all classes of such companies’ security holders;”
“(3) when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities;
“(4) when the control of investment companies is unduly concentrated through pyramiding or inequitable methods of control, or is inequitably distributed . . .;”
“(7) when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their junior securities;” or
“(8) when investment companies operate without adequate assets or reserves.”
          One commentator has summarized the extensive record of Congressional concerns relating to investment company capital structures that emerged from the hearings that led to the adoption of the 1940 Act as follows:
Congressional hearings in 1940 revealed that some investment companies borrowed heavily from the public without adequate assets and reserves. The companies’ capital structures were very complex, composed of many classes of securities with various dividends, and liquidation and voting rights. Furthermore, before 1940, investment companies were free to borrow funds for securities speculation, whereas broker dealers were restricted in the extent to which they could provide loans for customers to finance securities transactions. The unequal regulation of investment companies and broker dealers in securing loans for securities transactions was not justified. The economic effect of borrowing by investment

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companies was similar to the economic effect of borrowing by broker dealers’ customers. Both use the loans to trade in securities. Furthermore, the existence of senior securities conflicted with the theory of mutuality of risk, which provided one of the justifications for investment company utility. In addition, senior securities gave the misleading impression of safety from risk and increased the speculative nature of both the common stock and senior securities.
Complex capital structures induced controlling common shareholders to invest in risky securities to produce income necessary to cover the high cost of money: this complexity enabled insiders to manipulate the allocation of expenses and profits among the various companies; it facilitated control without equity investment or any other investment; and it made it difficult for investors to value the securities of investment companies. Section 18 was designed to ameliorate these problems. The original bill flatly prohibited investment companies from issuing and selling senior securities. After extensive hearings, a minor exception was given to open-end investment companies, and a few exceptions were carved out for closed-end investment companies....18

[18]	T. Frankel, The Regulation of Money Managers, §21.05 (2008)(citations omitted).

Despite the abundance of information and commentary regarding the abuses that prompted Congress to adopt Section 18 of the 1940 Act, the record is quite sparse as to the reason for the differential levels of asset coverage provided for closed-end fund senior securities that represent, respectively, indebtedness (300%) and stock (200%). An examination of the legislative process leading to the adoption of Section 18(a) indicates that the selection of these limits was somewhat arbitrary.

Section 18, as originally proposed, would have prohibited the issuance of any senior security by an investment company; existing classes of senior securities would have been permitted, however. Proposed Section 19(b) would have limited the ability of an issuing investment company to pay dividends on securities with lower seniority unless certain asset coverage limits were met with respect to those existing senior securities. As is the case with the present versions of Sections 18(a)(1)(B) and 18(a)(2)(B), proposed Section 19(b) would have prohibited the declaration or payment of dividends on existing securities absent asset coverage of 200% for preferred shares or 300% for debt. (That section would also have given the Commission the explicit authority to alter the asset coverage requirements by rule, regulation, or order to a range between 150% and 300% for preferred stock and to between 200% and 400% for debt.) See Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 14 (1940). These asset coverage provisions were based upon the SEC staff’s understanding of standard protective provisions used by lenders at the time, although the staff of the SEC noted in Senate testimony that the proposed limits were somewhat arbitrary. See Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 274 (1940) (testimony of L.C.M. Smith, Associate Counsel, Investment Trust Study) (“It was a matter of judgment as to what point” to set the asset coverage.).

The compromise version of the bill that was eventually enacted into law eliminated the proposed prohibition on the issuance of senior securities in return for asset coverage limitations — limitations that appear to have been borrowed from the original version of Section 19(b). See Hearings on H.R. 10065 before a Subcommittee of the Committee on Interstate and Foreign Commerce, U.S. House of Representatives, at 98 (1940) (joint industry — SEC memo dated May 13, 1940 proposing asset coverage requirements for issuance and dividend payment identical to proposed Section 19(a)). As enacted,

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          Reviewing the requested exemptive relief for the Applicants in light of the foregoing recitation of policy concerns leads to the conclusion in these unique, exigent circumstances that the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act would be served by granting an exemption permitting the refinancing of existing ARPS with indebtedness having the same 200% minimum asset coverage as currently applies to the ARPS.19 Specifically:
1)	As explained above, in the view of each Applicant’s Board, including the Applicant’s Independent Trustees, the interests of both classes of the Applicant’s current investors would be well served by the proposal — the

Section 18(a) did not contain express Commission authority to alter the asset coverage ratios (as was the case with proposed Section 19(b)), but presumably such power was viewed as unnecessary in the compromise legislation in light of the authority granted to the Commission in Section 6(c), which both the industry and the SEC staff viewed as “satisfactory substantially in [its] present form....” See Hearings on H.R. 10065 before a Subcommittee of the Committee on Interstate and Foreign Commerce, U.S. House of Representatives, at 96 (1940).

In addition, the SEC staff stated during Senate testimony, with respect to the different asset coverage ratios, that “[s]ince the debenture holder gets a smaller return than the preferred stock holder, and since he is a creditor of the company rather than having an equity interest in the company, as the preferred-stock holder holds, he ought to have more security than the person who is a preferred-stock holder. That is the reason for distinguishing between those two situations.” Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 1117 (1940) (testimony of David Schenker, Chief Counsel, Investment Trust Study). It perhaps stands to reason that, if a closed-end fund chooses to exercise its ability to issue both debt and preferred equity, a higher level of protection against the risk of default should be afforded to the debt than to the preferred stock. But protection of that kind is provided automatically in a capital structure that consists solely of debt and common stock by the mere fact that the debt ranks senior in the capital structure to common stock, and has first call on assets of the fund upon liquidation.

[19]	The Small Business Incentive Act of 1980 (the “1980 Act”) made the same accommodation when it amended the 1940 Act to impose a lower level of asset coverage for debt to 200% for business development companies (“BDCs”). See 15 U.S.C.S. § 80a-60(a)(l). The legislative history of the 1980 Act indicates that Congress considered the “special needs of such companies, while at the same time preserving important investor protections.” (H.R. No. 96-1341, at 4804 (1980)). One of the “special needs” that may have led Congress to allow BDCs to issue debt with only 200% asset coverage is that the securities they purchase are “not readily marketable” and “are illiquid and may remain so for several years.” (R. Thomas and P. Roye, Regulation of Business Development Companies under the Investment Company Act, 55 S. Cal. L. Rev. 895,904,905 (1982)). In addition, the provisions of Sections 18(a)(1)(A) and 18(a)(1)(B) are waived in their entirety for registered investment companies operating under the Small Business Incentive Act of 1958. See 15 U.S.C.S. § 80a-18(k).

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ARPS shareholders because they would achieve the liquidity that the market currently is not providing, as well as full recovery of the liquidation value of their shares, and the common shareholders because (a) the adverse consequences of forced deleveraging would be avoided; and (b) diversification of the leverage sources accrues to the benefit of the common shareholders.

2)	The proposed additional borrowings would be short-term, rolling renewable, or extendible loans and would be made with sophisticated financial institutions. (Each of the participating financial institutions will be a bank (as defined in Section 2(a)(5) of the 1940 Act), an insurance company (as defined in Section 2(a)(17) of the 1940 Act), or a qualified institutional buyer (as defined in Rule 144A(a)(1) under the Securities Act of 1933)). These financial institutions would be (a) willing to make loans on the basis of 200% asset coverage; (b) capable of assessing the risk associated with the transactions; and (c) capable of determining what limitations, if any, they wished to impose upon the payment of dividends to the common shareholders or to impose on the redemption of the capital stock of the Applicants; such a lender would not need the additional protection that Congress in 1940 might have believed retail purchasers of investment company debentures required or expected. In addition the short-term, rolling renewable or extendible nature of the loans would allow these sophisticated lenders to choose not to renew the loans and to recall their principal with any accrued interest

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if they believed that the investment company was oppressing the debt holders to the benefit of the common shareholders. As discussed below, borrowings, unlike senior securities that are stock, typically must be repaid on a specific date in the future, which may present certain risks to common shareholders.

3)	The proposed liquidity solution does not “fail to protect the preferences and privileges of the holders of their outstanding securities” (1940 Act § 1(b)(3)); the redemption of the existing ARPS would be effected in full accordance with the relevant provisions of the Applicant’s statement of preferences relating to the terms, rights, preferences and privileges of the ARPS, and would be done in accordance with Section 23 under the 1940 Act.[20] The 200% asset coverage requirement applicable to the declaration of dividends or distributions and the repurchase of an Applicant’s capital stock, including ARPS, would limit the ability of the common shareholders to obtain assets of the Applicants to the detriment of the debt holders in accordance with the underlying purposes of Section 18(a)(l)(B) of the 1940 Act. In addition, the lenders who participate in the borrowings are all sophisticated institutional buyers who are capable of weighing the risk inherent in such lowered asset coverage limits. The common shareholders would continue to have the same rights and preferences that they have always had; after the ARPS have been redeemed, the total amount of

[20]	As noted above, the Applicants have the present ability to borrow from their present lenders with asset coverage of less than 300%, assuming the issuance of the Order. Should the Applicants engage in borrowing from other lenders, they will obtain any consents to such borrowing that may be required under the terms of any such outstanding debt.

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leverage, and the concomitant risk of a senior call on assets, or claim on dividends will be the same as it was when the Applicants’ capital structure was comprised of ARPS and common shares. Applicants acknowledge that repayment of principal and interest on debt is required to be made in accordance with the terms of the borrowings, and unlike senior securities that are stock, is typically due at specified times for which payment cannot be postponed. This fact entails a risk that an Applicant may be required to make principal or interest payments at times that are disadvantageous for the Applicant and, indirectly for its common shareholders. Applicants note, however, that any such risk exists with its present debt borrowings, and if such payments posed a risk of loss to shareholders, the Applicants would take steps to deleverage in a manner designed to eliminate any such adverse effect.

4)	The proposed liquidity solution would not “by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of [the Applicants’] junior securities” (1940 Act § 1(b)(7)); the Applicants would be no more highly leveraged if they replace the existing ARPS with borrowing, and so there would be no increase in the risk to the common shareholders other than the risk that the borrowing cannot be refinanced on favorable terms when it matures.[21] To the extent the 1940

[21]	The Applicants acknowledge that the perpetual nature of the ARPS Shares makes them, in that respect, a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date. The Applicants further acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital

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Act’s asset coverage requirements were aimed at limiting leverage because of its potential to magnify losses as well as gains, the proposed borrowings would not unduly increase the speculative nature of the Applicants’ common shares because the relief is temporary and the Applicants would be no more highly leveraged if they replace the existing ARPS with borrowing. On no less than a quarterly basis during the term of the Exemption Period, each Applicant’s Independent Trustees would review the status of the borrowings in excess of the 300% asset coverage and would determine whether the maintenance of such borrowings continued to benefit the common shareholders. If they were to determine that such borrowings no longer benefited the common shareholders of a particular Applicant, that Applicant would take prompt steps to increase its asset coverage to at least 300% through the orderly reduction of its level of borrowings.

5)	The proposed liquidity solution would not make the Applicants’ capital structure more complex, opaque or hard to understand; each Applicant would have two classes of securities, one senior, and one junior, as was the case prior to the Applicants’ redemption of a portion of their ARPS. The proposed liquidity solution would actually simplify the Applicants’ present capital structure which presently consists of senior securities representing debt, the remaining markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to forcibly deleverage. As explained above, depending upon the circumstances, deleveraging could be disadvantageous to the holders of the leveraged portfolio’s common shares, insofar as it may disrupt portfolio management, reduce portfolio investment returns and potentially reduce the value of the common shares. The Applicants thus regard leveraging through borrowing as potentially a temporary, interim step, with the issuance of a new type of preferred equity as one possible longer-term replacement source of portfolio leverage.

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unredeemed senior securities which are stock (i.e., the ARPS), and common stock.

6)	The proposed liquidity solution would not result in undue concentration of the control of investment companies through “pyramiding,” or inequitable methods or distribution of control (1940 Act § 1(b)(4)).[22] The Order would not apply to the Applicant’s obligations under Section 12(d)(1) of the 1940 Act, and as such the pyramiding of control that was typically present with complex capital structures prior to the enactment of the 1940 Act would not be present, or possible.

7)	The proposed liquidity solution would not result in the Applicants’ maintaining a lower level of reserves, in relation to the amount of their outstanding obligations to senior security holders, than they have historically been required to maintain (1940 Act § 1(b)(8)).
For the aforementioned reasons, the Applicants believe that the request for the Applicants to be allowed to substitute on a temporary basis a 200% asset coverage requirement for the 300% asset coverage requirement, in the present, exigent circumstances, readily meets the standards for exemption under Section 6(c) of the 1940 Act. The Applicants also believe that the requested temporary relief from Sections 18(a)(l)(A) and 18(a)(1)(B)

[22]	It appears that, prior to the adoption of the 1940 Act, voting power in many investment companies was concentrated in the hands of insiders who held the only voting shares in complex, multi-layered capital structures. See Hearings on S. 3580 before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, at 238-9 (1940) (testimony of David Schenker, Chief Counsel, Investment Trust Study) (“They get control over part of the management stock and take the investment trusts funds to buy the common stocks of other companies which have money belonging only to senior securities holders, and in that way they can build up a very substantial pool of public funds at little or no investment by themselves.”) One of the reasons for limiting the amount and complexity of closed-end fund capital structures was to eliminate the possibility that (absent default on a senior security) voting control would rest other than with the common shareholders. See Id. at 238-42.

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is necessary, appropriate and in the public interest and that the requested temporary relief is consistent with the protection of investors and the purposes intended by the policy and provisions of the 1940 Act.
          3. Applicable Precedents
          There is precedent for the relief that the Applicants seek. The Commission recently granted similar relief to other closed-end funds whose auction rate securities holders were similarly affected by the failure of the auction rate markets. In In the Matter of Eaton Vance Floating Rate Income Trust, et al.,23 the Commission issued an order under section 6(c) of the 1940 Act exempting certain closed-end management investment companies (the “Eaton Vance applicants”) from sections 18(a)(1)(A) and (B) of the 1940 Act. The order permits the Eaton Vance applicants, for a period of two years immediately following the date of the order, subject to asset coverage of 200%, (1) to issue a class of senior securities representing indebtedness and to redeem their issued and outstanding auction preferred shares, and (2) to declare dividends and or other distributions on their capital stock. The facts underlying the Eaton Vance order are materially similar to the facts of the Applicants. The Applicants are seeking relief that is identical to that granted in Eaton Vance, and as discussed infra, they are willing to agree that any order of the Commission granting their requested relief would be subject to conditions that are identical to those contained in the Eaton Vance application. The Applicants submit that the policy arguments supporting relief for the Eaton Vance applicants equally support the Applicant’s request for similar relief.
          The Commission has previously shown a very limited willingness to relax the

[23]	Investment Company Act Release No. 28,464 (Oct. 23, 2008) (order), Investment Company Act Rel. No. 28,431 (Oct. 2, 2008) (notice).

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asset coverage tests applicable to senior securities issued by closed-end investment companies in other contexts. However, the circumstances under which the Commission has provided such relief are significantly different from the circumstances that the Applicants now face. In In the Matter of G.E. Employees Securities Corporation,24 the Commission granted relief from a number of provisions of the 1940 Act to an employees’ securities company. As part of the relief granted to the employees’ securities company, the Commission relaxed the 300% asset coverage requirement on indebtedness to a 125% coverage requirement. The Commission deemed this lesser coverage requirement to be adequate considering the particular features of the company’s capital structure (which included a number of different debt securities held by or for the benefit of employees and pensioners of General Electric Company and its affiliates, and limitations on the equity returns payable to General Electric Company) as well as the fact that holders of the debt securities were represented in the management of the employees’ securities company. In In the Matter of Inter-Canadian Corporation,25 a closed-end investment company sought relief from Section 18(a)(1)(A) of the 1940 Act to facilitate a voluntary acquisition of a controlling interest in an insurance company, with the goal of discontinuing the company’s insurance operations and obtaining the company’s portfolio of investments. To obtain a controlling interest, the investment company required a bank loan of sufficient size that the investment company would not comply with the asset coverage requirement of Section 18(a)(1)(A). However, the investment company expected to be able to repay the loan within a relatively short period by causing the insurance company to make distributions, from liquidating its portfolio of investments, to its stockholders

[24]	Investment Company Act Rel. No. 271 (December 2, 1941)

[25]	Investment Company Act Rel. No. 2751 (July 28, 1958).

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(including the investment company). The loan, by its terms, was to be repaid within two years, but the Commission required that the loan be repaid sooner (apparently within approximately seven months). The temporary nature of the loan, and the fact that the loan would be used to obtain access to liquid investments that could be used to repay the loan, appear to have been important to the Commission.
          Although the Applicants’ circumstances are significantly different from those that the Commission has previously addressed in G.E. Employees Securities Company and Inter-Canadian, providing relief from Section 18(a)(1)(A), the Applicants submit that, as was the case with Eaton Vance, the current state of the credit markets, and the broad, negative impact on retail investors associated with the current credit markets, present an even stronger policy considerations favoring the temporary relaxation of the 300% asset coverage requirement for indebtedness than those present in Inter-Canadian Corporation, where the applicant in that order was granted relief to facilitate an essentially elective transaction.
III. CONDITIONS
          For the reasons set forth herein, the Applicants request that the Commission issue an order pursuant to Section 6(c) for an exemption from the provisions of Section 18(a)(1)(A) and Section 18(a)(1)(B) on a temporary basis. The Applicants agree that any order of the Commission granting the requested temporary relief shall be subject to the following conditions:
1.	Each Applicant that borrows subject to 200% asset coverage under the Order will do so only if such Applicant’s Board, including a majority of the Independent Trustees, shall have determined that such borrowing is in the best interests of such Applicant,

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its common shareholders and its ARPS shareholders. Each Applicant shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.
2.	Upon expiration of the Exemption Period, each Applicant will have asset coverage of at least 300% for each class of senior security representing indebtedness.
3.	The Board of any Applicant that has borrowed in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Trustees) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Trustees, will make such adjustments as it deems necessary or appropriate to ensure that the Applicant comes into compliance with Section 18 of the 1940 Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Applicant will make and preserve minutes describing these reports and the Board’s review, including copies of such reports and all other information provided to or relied upon by the Board for a period of not less than six years, the first two years in an easily accessible place.

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IV. ADDITIONAL INFORMATION
Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by Stathy Darcy as Secretary of each Applicant pursuant to the general authority vested in her as such by the Declaration of Trust and By-laws of each Applicant, and by resolution of the Applicants’ Boards.
The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A and B.
Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.
A copy of the Agreement and Declaration of Trust of each of the Applicants is on file with the Secretary of State of the State of Delaware and notice is given that this Application is executed on behalf of each of these Applicants separately by an officer of each of these Applicants as an officer and not individually and the obligations of each Applicant under or arising out of this Application are not binding upon any of the Trustees or shareholders of any Applicant individually but are binding only upon the assets and property of such Applicant.

Calamos Convertible Opportunities and Income Fund Calamos Convertible and High Income Fund Calamos Strategic Total Return Fund Calamos Global Dynamic Income Fund
By:	/s/ Stathy Darcy
	Name:	Stathy Darcy
	Title:	Secretary

January 12, 2009

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Exhibit A
Application pursuant to
Section 6(c) of the
Investment Company Act of 1940
for an Order of the Commission
The undersigned states that she has duly executed the attached Third Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, dated January 12, 2009 for and on behalf of Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, and Calamos Global Dynamic Income Fund (the “Trusts”); and that all actions by stockholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

Calamos Convertible Opportunities and Income Fund Calamos Convertible and High Income Fund Calamos Strategic Total Return Fund Calamos Global Dynamic Income Fund
By:	/s/ Stathy Darcy
	Name:	Stathy Darcy
	Title:	Secretary

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EXHIBIT B
Authorization for
Calamos Convertible Opportunities and Income Fund
Calamos Convertible and High Income Fund
Calamos Strategic Total Return Fund
Calamos Global Dynamic Income Fund
          The undersigned hereby certifies that she is the Secretary of each of Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, and Calamos Global Dynamic Income Fund (each a “Fund” and collectively the “Funds”); that with respect to the attached First Amended and Restated Application (the “Application”) from certain provisions of the Investment Company Act of 1940, as amended, all actions necessary to authorize the execution and filing of the Application under the respective declarations of trust and by-laws of the Fund have been taken and the person filing the Application on behalf of the Fund is fully authorized to do so; and that board of Trustees of each Fund adopted the following resolutions on July 18, 2008:
          RESOLVED, that any officer of the Fund be, and each hereby is, authorized to prepare, or to cause to be prepared, executed and filed with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for the Fund and other investment companies pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order or orders under the 1940 Act granting an exemption from the asset coverage requirements of Section 18 of the 1940 Act, as discussed at this meeting;
          FURTHER RESOLVED, that any officer of the Fund be, and each hereby is, authorized to take such other action, and to make such representations on behalf of the Fund, in any matters related to the Application or any amendment thereof as they or any of them may approve as necessary or desirable; and
          FURTHER RESOLVED, that any officer of the Fund be, and each of them acting singly hereby is, authorized to execute and cause to be filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable, or appropriate to the implementation and performance of the preceding resolutions and the matters contemplated therein, the officer’s execution thereof to be conclusive evidence of such approval.
[signature on next page]

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Calamos Convertible Opportunities and Income Fund Calamos Convertible and High Income Fund Calamos Strategic Total Return Fund Calamos Global Dynamic Income Fund
By:	/s/ Stathy Darcy
	Name:	Stathy Darcy
	Title:	Secretary

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